

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 9, 2008

<u>via U.S. mail and facsimile</u>

John T. Day, Chief Executive Officer
Nevada Chemicals, Inc.
9149 So. Monroe Plaza Way, Suite B
Sandy, Utah 84070

      RE: Nevada Chemicals, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed March 4, 2008
            File No. 0-10634

Dear Mr. Day:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief